Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2018

Friedberg, Germany, November 27, 2018 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2018.

Highlights - Third Quarter 2018(1)

•	Total revenues for the third quarter decreased 3.6% to kEUR 7,121 from kEUR 7,387
•	Gross profit margin decreased to 32.5% from 42.7%
•	Systems revenues decreased 9.8% to kEUR 3,744 from kEUR 4,153
•	Services revenues increased 4.4% to kEUR 3,377 from kEUR 3,234
•	Reaffirm full year 2018 guidance, except for full year adjusted EBITDA; adjusted EBITDA for the fourth quarter of 2018 is expected to be neutral to positive

(1) Certain comparative figures for the 3-month and 9-month periods ended September 30, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We believe that the opportunities are vast both in our direct and our indirect parts portfolio and I am extremely excited about how our new products expand our total addressable market: with indirect metal parts from our OEM solution VJET X, the most productive additive manufacturing platform to date, we believe to be on the forefront of a significant shift from conventional production to serial additive manufacturing. With advanced material combinations for direct parts from High Speed Sintering and a large production platform being launched in 2019, we see us in a position to unlock new customer groups. To develop and commercialize such innovations is precisely the reason why I have started this company 20 years ago.”

Third Quarter 2018 Results

Revenues for the third quarter of 2018 slightly decreased by 3.6% to kEUR 7,121 compared to kEUR 7,387 in the third quarter of 2017.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 9.8% to kEUR 3,744 in the third quarter of 2018 from kEUR 4,153 in last year’s third quarter. This was mainly due to a lower number of printer sales during the quarter. The Company delivered three new 3D printers in the third quarter of 2018, thereof one of our largest scale printers, compared to six printers (three new and three used and refurbished printers) in last year’s third quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance, which slightly increased compared to the last year’s same period. Systems revenues represented 52.6% of total revenues in the third quarter of 2018 compared to 56.2% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, slightly increased 4.4% to kEUR 3,377 in the third quarter of 2018 from kEUR 3,234 in the comparative period of 2017. This was due to higher revenue contributions mainly from our subsidiary voxeljet America Inc. (“voxeljet America”). The increase in revenue at our American service center resulted from a growing market penetration in the North American sales region which is accompanied by a larger customer base. The revenue from voxeljet UK Ltd. (“voxeljet UK”) moderately increased while revenues from our German operation as well as our subsidiary voxeljet China Co. Ltd. (“voxeljet China”) slightly decreased.

Cost of sales was kEUR 4,810 for the third quarter of 2018 compared to kEUR 4,236 for the third quarter of 2017.

Gross profit and gross profit margin were kEUR 2,311 and 32.5%, respectively, in the third quarter of 2018 compared to kEUR 3,151 and 42.7% in the third quarter of 2017.

Gross profit for our Systems segment decreased significantly to kEUR 1,197 in the third quarter of 2018 from kEUR 1,617 in the third quarter of 2017.  This was mainly related to the lower number of printer sales compared to the last year’s same period.  Gross profit margin for this segment decreased to 32.0% in the third quarter of 2018 compared to 38.9% in the third quarter of 2017.  The gross profit margin contribution related to the sale of 3D printers was almost unchanged. In contrast, the gross profit margin contribution from consumables, spare parts and maintenance decreased in the third quarter of 2018 compared to last year’s same period. This was mainly due to additional costs for training activities for our workforce within the third quarter of 2018.

Gross profit for our Services segment decreased to kEUR 1,114 in the third quarter of 2018 compared to kEUR 1,534 in the third quarter of 2017.  This was mainly due to lower gross profit contributions from the German operation within the third quarter of 2018 compared to last year’s same period due to a larger portion of sales with longer lead times, which generally have lower margins as well as increased personnel expenses related to higher headcount. The gross profit margin for this segment decreased to 33.0% in the third quarter of 2018 from 47.4% in the third quarter of 2017.  Gross profit margin contributions from our subsidiaries voxeljet America and voxeljet UK significantly improved while voxeljet UK, still provided a  negative contributions. The improvement regarding voxeljet America and voxeljet UK resulted from a higher utilization of these service centers. The higher utilization regarding our American subsidiary was mainly related to a volume contract which started in July 2018 with a revenue contribution of kEUR 315 for this quarter.

Selling expenses were kEUR 1,990 for the third quarter of 2018 compared to kEUR 1,615 in the third quarter of 2017. The increase was mainly due to higher personnel expenses resulting from the build-up of our sales force especially within the German operation compared to the last year’s third quarter. In addition, delivery costs increased, due to the release of shipping expenses related to the sale of one of our largest 3D printers to a client in Indonesia amounting to kEUR 92 which was expensed in the third quarter of 2018.

Administrative expenses were kEUR 1,494 for the third quarter of 2018 compared to kEUR 1,354 in the third quarter of 2017. The increase mainly related to higher personnel expenses resulting from higher headcount especially regarding the German operation compared to the last year’s third quarter. Furthermore the expenses for external consulting increased related to the on-going improvements of our Enterprise Resource Planning (ERP) system amounting to kEUR 52.

Research and development (“R&D”) expenses increased to kEUR 1,660 in the third quarter of 2018 from kEUR 1,142 in the third quarter of 2017. The increase of kEUR 518 was mainly due to higher personnel expenses related to an increase in headcount in order to support further research and development projects. In addition expenses related to material and external services for ongoing research and development projects increased compared to the last year’s same period. Those expenses are usually driven by individual projects and might differ on a quarter to quarter comparison.

Other operating expenses in the third quarter of 2018 were kEUR 195 compared to kEUR 414 in the prior year period. This was mainly due to lower losses from foreign currency transaction of kEUR 105 for the third quarter of 2018 compared to kEUR 305 for the third quarter of 2017.

Other operating income was kEUR 267 for the third quarter of 2018 compared to kEUR 384 in the third quarter of 2017.

The changes in foreign currency gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 2,761 in the third quarter of 2018, compared to an operating loss of kEUR 990 in the comparative period in 2017. This was primarily related to the significant decrease in gross profit accompanied by higher operating expenses, compared to the third quarter of 2017.

Financial result was negative kEUR 1,042 in the third quarter of 2018, compared to a financial result of negative kEUR 36 in the comparative period in 2017. The significant decrease was mainly related to the revaluation of derivative financial instruments of the EIB loan, which did not exist in the last year’s same period resulting in a finance expense of kEUR 805. In addition interest expense for long-term debt amounted to kEUR 238.

Net loss for the third quarter of 2018 was kEUR 3,797 or EUR 1.02 per share, as compared to net loss of kEUR 1,026, or EUR 0.27 per share, in the third quarter of 2017.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was at EUR 0.20 per ADS for the third quarter of 2018, compared to a net loss of EUR 0.06 per ADS for the third quarter of 2017. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Nine Months Ended September 30, 2018 Results

Revenues for the nine months ended September 30, 2018 increased by 2.1% to kEUR 17,435 compared to kEUR 17,070 in the prior year period.

Systems revenues were kEUR 7,002 for the first nine months of 2018 compared to kEUR 8,388 for the same period last year.  This was mainly due to a lower number of printer sales during the period. The Company sold four new and three used and refurbished 3D printers during the first nine months of 2018 compared to eight new and three used and refurbished 3D printers in the prior year’s period. Systems revenues represented 40.2% of total revenue for the nine months ended September 30, 2018 compared to 49.1% for the same period a year ago. Systems revenues also include all revenues from consumables, spare parts and maintenance, where we recorded a significant increase compared to the last year’s same period, which partially set off the declined revenues related to printer sales.

Services revenues were kEUR 10,433 for the nine months ended September 30, 2018 compared to kEUR 8,682 for the same period last year. This increase of 20.2% was mainly due to a higher revenue contribution from our subsidiary voxeljet America.  This was partially offset by lower revenues from our subsidiary voxeljet China. Revenues from voxeljet UK as well as the German operation during this period slightly increased.

Cost of sales for the nine months ended September 30, 2018 was kEUR 11,141, an increase of kEUR 792, over cost of sales of kEUR 10,349 for the same period in 2017.

Gross profit and gross profit margin for the nine months ended September 30, 2018 were kEUR 6,294 and 36.1%, respectively, compared to kEUR 6,721 and 39.4% in the prior year period.

Gross profit for our Systems segment decreased to kEUR 2,051 for the nine months ended September 30, 2018 from kEUR 2,929 in the same period in 2017. This decrease was mainly due to the lower number of printer sales. The gross profit margin for this segment decreased to 29.3% compared to 34.9% for the prior period. The decrease was mainly related to lower gross profit margin contribution from consumables, spare parts and maintenance in the nine months ended September 30, 2018 compared to the last year’s same period, while gross profit margin contribution from the sale of 3D printers remained almost unchanged. The decline related to the gross profit margin contribution from consumables, spare parts and maintenance was mainly related to additional costs for training activities for our workforce within the third quarter of 2018.

Gross profit for our Services segment increased to kEUR 4,243 for the nine months ended September 30, 2018 from kEUR 3,792 in the same period of 2017. This was mainly due to the increase in revenues which resulted in higher gross profit. The gross profit margin for this segment slightly decreased to 40.7%  for the first nine months of 2018 from 43.7% in the same period in 2017,  mainly related to decreased gross profit margin in our German service center due a larger portion of sales with longer lead times, which generally have lower margins as well as increased personnel expenses related to higher headcount in the third quarter of 2018. Gross profit margin contributions from voxeljet America as well as voxeljet UK significantly improved, while voxeljet UK still generated negative contributions.

Selling expenses were kEUR 5,384 for the nine months ended September 30, 2018 compared to kEUR 4,400 in the same period in 2017, an increase of kEUR 984, or 22.4%. This was mainly due to higher shipping costs related to the increase of Services revenues as well as higher personnel expenses related to an increase in headcount resulting from the build-up of our sales force within the German operation.

Administrative expenses increased by kEUR 416 to kEUR 4,118 for the first nine months of 2018 from kEUR 3,702 in the prior year’s period. The increase was mainly due to higher personnel expenses related to additional headcount.

R&D expenses increased to kEUR 4,771 for the nine months ended September 30, 2018 from kEUR 3,954 in the same period in 2017, an increase of kEUR 817, or 20.7%. The increase was mainly due to increased expenditures for personnel and materials to support existing and future research and development projects.

Other operating expenses for the nine months ended September 30, 2018 were kEUR 612 compared to kEUR 1,605 in the prior year period. This improvement was mainly due to lower losses from foreign currency transactions amounting to kEUR 437 compared to kEUR 1,383 in the prior year’s period.

Other operating income was kEUR 1,036 for the nine months ended September 30, 2018 compared to kEUR 766 in the prior year period. The increase was mainly due to higher gains from foreign exchange transactions amounting to kEUR 690 compared to kEUR 78 in comparative period in 2017.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 7,555 in the nine months ended September 30, 2018, compared to an operating loss of kEUR 6,174 in the comparative period in 2017. The decline was primarily related to a weaker gross profit accompanied by higher operating expenses, partially offset by lower other operating expenses as well as higher other operating income, compared to the nine months ended September 30, 2017. The impact from the employee share option plan amounted to kEUR 477 in the nine months ended September 30, 2018 compared to kEUR 254 in the last year’s same period.

Financial result was negative kEUR 902 for the nine months ended September 30, 2018, compared to a financial result of negative kEUR 78 in the comparative period in 2017. The decrease was mainly related to interest expense for long-term debt of kEUR 705 compared to kEUR 40 in the comparative period in 2017 as well as the revaluation of derivative financial instruments of the EIB loan, which did not exist in the last year’s same period, resulting in a finance expense of kEUR 89.

Net loss for the nine months ended September 30, 2018 was kEUR 8,464, or EUR 2.27 per share, as compared to net loss of kEUR 6,252, or EUR 1.68 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the first nine months ended September 30, 2018. Compared to the last year’s same period, the number of ordinary shares outstanding was unchanged.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.45 per ADS for the nine months ended September 30, 2018 compared to net loss of EUR 0.34 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the fourth quarter of 2018 is in the range of kEUR 9,500 to kEUR 10,500.

We reaffirm our guidance for the full year ended December 31, 2018, except for full year adjusted EBITDA.

-	Full year revenue is expected to be in the range of kEUR 28,000 and kEUR 30,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 11,000 and kEUR 12,000 and R&D expenses projected to be approximately kEUR 5,000 to kEUR 6,000. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.

-

Adjusted EBITDA in the fourth quarter of 2018 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.

-	Capital expenditures are projected to be in the range of kEUR 5,500 to kEUR 6,500, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at September 30, 2018 was kEUR 5,311, which represents twelve 3D printers. This compares to a backlog of kEUR 2,770 representing four 3D printers, at December 31, 2017. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At September 30, 2018, we had cash and cash equivalents of kEUR 3,101 and held kEUR 9,934 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter on Wednesday, November 28, 2018 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2018 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13684710. The recording will be available for replay through December 5, 2018.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1218655&tp_key=d79857879b at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries which are difficult to forecast for future periods.

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

While the Company provides guidance for Adjusted EBITDA on a forward-looking basis, a reconciliation of the differences between the non-IFRS expectation and the corresponding IFRS measure (expected net income (loss)) is not available without unreasonable effort due to potentially high variability, complexity and low visibility as to the items that would be excluded from the IFRS measure in the relevant future period, such as unusual gains and losses, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future IFRS results.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1576 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2018.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	9/30/2018	12/31/2017 (1)
		(€ in thousands)
		unaudited
Current assets		30,086	37,494
Cash and cash equivalents	2, 7	3,101	7,569
Financial assets	2, 7	9,934	14,044
Trade receivables	2	4,727	5,093
Inventories	4	10,686	9,259
Income tax receivables		16	3
Other assets		1,622	1,526

Non-current assets		29,683	29,508
Financial assets	2, 7	268	357
Intangible assets		1,410	1,111
Property, plant and equipment	5	27,914	27,949
Investments in joint venture		30	39
Other assets		61	52

Total assets		59,769	67,002

	Notes	9/30/2018	12/31/2017 (1)

Current liabilities		7,557	6,576
Deferred income	2	21	271
Trade payables	2	3,250	3,059
Contract liabilities	2	1,366	--
Financial liabilities	2, 7	940	1,162
Other liabilities and provisions	6	1,980	2,084

Non-current liabilities		16,582	16,537
Deferred income	2	--	18
Deferred tax liabilities		72	66
Financial liabilities	2, 7	16,334	16,413
Other liabilities and provisions	6	176	40

Equity		35,630	43,889
Subscribed capital		3,720	3,720
Capital reserves		76,704	76,227
Accumulated deficit	2	(46,111)	(37,509)
Accumulated other comprehensive income		1,271	1,380
Equity attributable to the owners of the company		35,584	43,818
Non controlling interest		46	71
Total equity and liabilities		59,769	67,002

See accompanying notes to unaudited consolidated interim financial statements.

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2018	2017 (1)	2018	2017 (1)
		(€ in thousands except share and share data)
Revenues	2, 10, 11	7,121	7,387	17,435	17,070
Cost of sales		(4,810)	(4,236)	(11,141)	(10,349)
Gross profit	2, 10	2,311	3,151	6,294	6,721
Selling expenses		(1,990)	(1,615)	(5,384)	(4,400)
Administrative expenses		(1,494)	(1,354)	(4,118)	(3,702)
Research and development expenses		(1,660)	(1,142)	(4,771)	(3,954)
Other operating expenses		(195)	(414)	(612)	(1,605)
Other operating income		267	384	1,036	766
Operating loss		(2,761)	(990)	(7,555)	(6,174)
Finance expense	8	(1,086)	(41)	(962)	(90)
Finance income	8	44	5	60	12
Financial result	8	(1,042)	(36)	(902)	(78)
Loss before income taxes		(3,803)	(1,026)	(8,457)	(6,252)
Income taxes		6	--	(7)	—
Net loss		(3,797)	(1,026)	(8,464)	(6,252)

Other comprehensive income		(18)	67	(109)	397
Total comprehensive loss		(3,815)	(959)	(8,573)	(5,855)

Loss attributable to:
Owners of the Company		(3,787)	(1,021)	(8,439)	(6,238)
Non-controlling interests		(10)	(5)	(25)	(14)
		(3,797)	(1,026)	(8,464)	(6,252)

Total comprehensive loss attributable to:
Owners of the Company		(3,805)	(954)	(8,548)	(5,841)
Non-controlling interests		(10)	(5)	(25)	(14)
		(3,815)	(959)	(8,573)	(5,855)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(1.02)	(0.27)	(2.27)	(1.68)

See accompanying notes to unaudited consolidated interim financial statements.

(1) Comparative figures for the 3-month and 9-month periods ended September 30, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at January 1, 2017	3,720	75,827	(28,971)	873	51,449	87	51,536
Loss for the period	--	--	(6,238)	--	(6,238)	(14)	(6,252)
Net changes in fair value of available for sale financial assets	--	--	--	1	1	--	1
Foreign currency translations	--	--	--	396	396	--	396
Equity-settled share-based payment	--	254	--	--	254	--	254
Balance at September 30, 2017 (1)	3,720	76,081	(35,209)	1,270	45,862	73	45,935

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2017 (1)	3,720	76,227	(37,509)	1,380	43,818	71	43,889
Adjustment on initial application of IFRS 15	--	--	(100)	--	(100)	--	(100)
Adjustment on initial application of IFRS 9	--	--	(63)	--	(63)	--	(63)
Adjusted balance at January 1, 2018	3,720	76,227	(37,672)	1,380	43,655	71	43,726
Loss for the period	--	--	(8,439)	--	(8,439)	(25)	(8,464)
Net changes in fair value of available for sale financial assets	--	--	--	(1)	(1)	--	(1)
Foreign currency translations	--	--	--	(108)	(108)	--	(108)
Equity-settled share-based payment	--	477	--	--	477	--	477
Balance at September 30, 2018	3,720	76,704	(46,111)	1,271	35,584	46	35,630

See accompanying notes to unaudited consolidated interim financial statements.

(1) Comparative figures for the 9-month period ended September 30, 2017 and for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

voxeljet AG

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2018	2017 (1)
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(8,464)	(6,252)

Depreciation and amortization	2,605	2,272
Foreign currency exchange differences on loans to subsidiaries	203	213
Equity-settled share-based payment transaction	477	254
Impairment losses on trade receivables	158	214
Change in investment in joint venture	9	--
Non-cash interest expense on long-term debt	581	--
Change in fair value of derivative equity forward	89	--
Change in inventory allowance	(361)	(404)
Deferred income taxes	6	--

Change in working capital	(1,567)	(2,869)
Trade and other receivables, inventories and current assets	(2,875)	(2,824)
Trade payables	191	455
Other liabilities, contract liabilities, provisions and deferred income	1,130	(505)
Income tax receivable and payable	(13)	5
Total	(6,264)	(6,572)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,446)	(2,118)
Proceeds from disposal of financial assets	10,288	1,835
Payments to acquire financial assets	(6,178)	--
Investment in joint venture	--	(50)
Total	2,664	(333)

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	(58)	(94)
Repayment of sale and leaseback obligation	(235)	(292)
Repayment of finance lease obligation	(35)	(33)
Repayment of long-term debt	(594)	(533)
Proceeds from long-term debt issuance	40	2,611
Total	(882)	1,659

Net increase (decrease) in cash and cash equivalents	(4,482)	(5,246)

Cash and cash equivalents at beginning of period	7,569	7,849
Changes to cash and cash equivalents due to foreign exchanges rates	14	184
Cash and cash equivalents at end of period	3,101	2,787

Supplemental Cash Flow Information
Interest paid	171	159
Interest received	39	14

See accompanying notes to unaudited consolidated interim financial statements.

(1) Comparative figures for the 9-month period ended September 30, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

Correction of errors

Certain comparative amounts in the consolidated statements of financial position, consolidated statements of comprehensive loss, consolidated statements of changes in equity, consolidated statements of cashflows have been restated to correct for immaterial errors with respect to the elimination of margin on certain intra-group transactions. The impact of this restatement is disclosed in Note 9. “Correction of errors”. Throughout the consolidated financial statements, columns including comparative figures that have been restated, are indicated with ‘(1)’.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2018.

Standard	Effective date	Descriptions
IFRS 9	01/2019	Amendments Prepayment Features with Negative Compensation
IFRS 16	01/2019	Leases
IAS 19	01/2019	Amendments Plan Amendment, Curtailment or Settlement
IAS 28	01/2019	Amendments Long-term Interests in Associates and Joint Ventures
IFRIC 23	01/2019	Uncertainty over Income Tax Treatments
Improvements to IFRS (2015-2017)	01/2019	IFRS 3, IFRS 11, IAS 12, IAS 23
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

IFRS 16 leases is the IASB’s replacement of IAS 17 leases and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The Company has developed a project plan to analyze the potential impact IFRS 16 will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. The introduction of IFRS 16 will lead to an increase in leased assets (right of use assets) and corresponding financial liabilities on the balance sheet as well as higher interest expenses.

The interim financial statements as of and for the nine months ended September 30, 2018 and 2017 were authorized for issue by the Management Board on November 27, 2018.

2. Summary of significant accounting policies

Except as described below, the accounting policies applied in these consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2017, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. The changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2018.

The Group has initially adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, on January 1, 2018. A number of other new standards are effective from January 1, 2018 but these do not have a material effect on the Company’s consolidated financial statements.

-

The adoption of IFRS 15 resulted in minor impacts related to the revenue recognition regarding the revenue streams from maintenance as well as extended warranty contracts. Those impacts include immaterial timing differences for revenue recognition related to these types of contracts with customers. The new guidance is not expected to have a material impact to net income (loss) on an ongoing basis.

-	The adoption of IFRS 9 resulted in a minor increase in impairment losses recognized on trade receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. The Group has adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The following table summarizes the impact, net of tax, of transition to IFRS 15 on retained earnings as of January 1, 2018.

Impact at January 1, 2018	Impact on adopting IFRS 15 at January 1, 2018
(€ in thousands)
Retained earnings	(100)

Recognition of revenues from maintenance and extended warranty contracts	(100)

The following table summarizes the impacts of adopting IFRS 15 on the Company’s consolidated interim consolidated statement of financial position as of September 30, 2018 and its consolidated interim statement of comprehensive loss for the nine months then ended for each of the line items affected.

			Amounts without
09/30/2018	As reported	Adjustments	adoption of IFRS 15
	(€ in thousands)
Total assets	59,769	(327)	59,442

Current assets	30,086	(327)	29,759
Trade receivables	4,727	(327)	4,400

Total equity and liabilities	59,769	(327)	59,442

Current liabilities	7,557	(554)	7,003
Deferred income	21	256	277
Contract liabilities	1,366	(1,366)	--
Other liabilities and provisions	1,980	556	2,536

Equity	35,630	227	35,857
Accumulated deficit	(46,111)	227	(45,884)

			Amounts without
09/30/2018	As reported	Adjustments	adoption of IFRS 15
	(€ in thousands)
Revenue	17,435	127	17,562
Impairment loss on trade receivables under IFRS 15	(10)	10	--
Operating loss	(7,555)	137	(7,418)
Loss before income taxes	(8,457)	137	(8,320)
Net loss	(8,464)	137	(8,327)
Total comprehensive loss	(8,573)	137	(8,436)

The details of the new accounting policies and the nature of the changes to previous accounting policies in relation to the Group’s revenue streams in relation to the Maintenance and extended warranty contracts are set out below.

After the initial one year of statutory warranty period, the Company offers its customers extended warranty and optional maintenance contracts. Extended warranty and maintenance contracts are generally provided for a period of twelve months and automatically extended for another twelve months if not cancelled on a timely basis. Before the adoption of IFRS 15 extended warranty and maintenance service revenue has been recognized on a straight-line basis over the contractual term.

Under IFRS 15, the Company recognizes revenue based on input factors like the number of service visits or the provision of certain goods, in particular printheads under the maintenance and warranty contracts. Therefore the expected number of service visits and goods to be provided under a contract have been estimated by the Company’s service department based on historical experience. This leads to minor timing differences for revenue recognition related to these types of contracts with customers throughout the contract term.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, Financial Instruments.

The Company has applied the exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as of January 1, 2018. Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to record subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

Under IFRS 9, our investments in bond funds will be classified as fair value through other comprehensive income (FVTOCI). As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI. Unlike IAS 39, the accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

Under IAS 39 as well as upon adoption of IFRS 9, our derivative financial instruments have been designated as at FVTPL.

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, FVOCI and contract assets. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The Company’s financial assets at amortized cost consist of trade receivables and cash and cash equivalents. For cash and cash equivalents the adoption of IFRS 9 did not have any impact regarding impairment.

Under IFRS 9, loss allowances are measured on either of the following bases:

-	12-months ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; or
-	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Company considers a financial asset to be in default when:

-	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
-	the financial asset is more than 90 days past due.

The Company considers an investment to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’. The Company limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

Trade receivables

The Company measures loss allowances for trade receivables at an amount equal to lifetime ECLs. ECLs are a probability-weighted estimate of credit losses. The Company calculates the ECL based on the risk scoring its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience. In addition the Company uses qualitative assessment of the trade receivables, where default has incurred.

The Group considers an equity security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’. The Group limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets and presented within other operating expenses.

Impairment losses on financial assets classified as FVTPL and FCOCI are presented within the finance expense and other comprehensive income, respectively.

The following table presents the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

			Original	New
	Original classification	New classification	carrying amount	carrying amount
01/01/2018	under IAS 39	under IFRS 9	under IAS 39	under IFRS 9
			(€ in thousands)
Financial assets			27,063	27,000

Non-current assets
Equity securities	Available‑for‑sale financial assets	FVOCI	5	5
Derivative financial instruments	A financial asset or financial liability at fair value through profit or loss	Mandatorily at FVTPL	352	352
Current assets
Bond funds	Available‑for‑sale financial assets	FVOCI	14,044	14,044
Cash and cash equivalents	Loans and receivables	Amortized cost	7,569	7,569
Trade receivables	Loans and receivables	Amortized cost	5,093	5,030

Financial liabilities			20,416	20,416

Non-current liabilities
Long-term debt	Financial liabilities measured at amortized cost	Amortized cost	16,242	16,242
Finance lease obligation	Financial liabilities measured at amortized cost	Amortized cost	171	171
Current liabilities
Bank overdraft	Financial liabilities measured at amortized cost	Amortized cost	58	58
Long-term debt	Financial liabilities measured at amortized cost	Amortized cost	796	796
Finance lease obligation	Financial liabilities measured at amortized cost	Amortized cost	308	308
Trade payables	Financial liabilities measured at amortized cost	Amortized cost	2,841	2,841

Impact of the new impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Company has determined that the application of IFRS 9’s impairment requirements at January 1, 2018 results in an additional impairment allowance as follows.

(€ in thousands)
Loss allowance at December 31, 2017 under IAS 39	482
Additional impairment recognized at January 1, 2018 on:
Trade and other receivables as at December 31, 2017	62
Additional trade receivables recognized on adoption of IFRS 15	1
Loss allowance at January 1, 2018 under IFRS 9	545

The following tables provides information about the exposure to credit risk and ECLs for trade receivables as of January 1, 2018 and September 30, 2018.  This was calculated after a specific assessment of the trade receivables and after recording a specific debt allowance.

January 1, 2018
		Equivalent to external
		credit rating	Probability of	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	default	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	3,274	5	3,269
Grades 5-7:	Fair risk	B+ to BBB	1.3%	1,674	22	1,652
Grades 8-9:	Substandard	CCC- to B	7.0%	363	25	338
Grade 10:	Doubtful	C to CC	25.0%	14	3	11
Grade 11:	Loss	D	100.0%	8	8	--
				5,333	63	5,270

September 30, 2018
		Equivalent to external
		credit rating	Probability of	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	default	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	2,029	3	2,026
Grades 5-7:	Fair risk	B+ to BBB	1.3%	1,913	26	1,887
Grades 8-9:	Substandard	CCC- to B	7.0%	792	55	737
Grade 10:	Doubtful	C to CC	25.0%	103	26	77
Grade 11:	Loss	D	100.0%	11	11	--
				4,848	121	4,727

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000.  279,000 options (75%, Tranche 1) were granted on April 7, 2017. 93,000 options (25%, Tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2
Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at September 30, 2018 no options are exercisable and 372,000 options are outstanding. The weighted-average contractual life of the options at September 30, 2018 amounts to 8.8 years (September 30, 2017: 9.5 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 178 in the three months and kEUR 477 in the nine months ended September 30, 2018. (three months and nine months ended September 30, 2017: kEUR 132 and kEUR 254, respectively).

4. Inventories

	9/30/2018	12/31/2017 (1)
	(€ in thousands)
Raw materials and merchandise	4,185	2,737
Work in progress	6,501	6,522
Total	10,686	9,259

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

5. Property, plant and equipment, net

	9/30/2018	12/31/2017 (1)
	(€ in thousands)
Land, buildings and leasehold improvements	17,206	17,415
Plant and machinery (includes assets under finance lease)	9,104	8,901
Other facilities, factory and office equipment	1,496	1,625
Assets under construction and prepayments made	108	8
Total	27,914	27,949
Thereof pledged assets of Property, Plant and Equipment	6,790	7,046
Leased assets included in Property, Plant and Equipment:	259	881
Printers	106	613
Printers leased to customers under operating lease	--	97
Other factory equipment	153	171

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

6.  Other liabilities and provisions

	9/30/2018	12/31/2017
	(€ in thousands)
Customer deposits	—	373
Liabilities from VAT	18	12
Employee bonus	285	303
Accruals for vacation and overtime	293	222
Accruals for licenses	134	140
Liabilities from payroll	274	236
Accruals for commissions	80	50
Accruals for compensation of Supervisory board	175	180
Accrual for warranty	388	286
Others	509	322
Total	2,156	2,124

After the adoption of IFRS 15 customer deposits amounting to kEUR 556 are presented within contract liabilities.

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
9/30/2018	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Non-current assets
Derivative financial instruments	263	--	--	--	263	--	263	--	263
Equity securities	--	5	--	--	5	--	--	5	5

Current assets
Bond funds	--	9,934	--	--	9,934	9,934	--	--	9,934

Financial assets not measured at fair value
Current assets
Cash and cash equivalents	--	--	3,101	--	3,101	3,101	--	--	3,101
Trade and other receivables	--	--	4,727	--	4,727	--	--	--	--

Financial liabilities not measured at fair value
Non-current liabilities
Long-term debt	--	--	--	16,255	16,255	--	15,082	--	15,082
Finance lease obligation	--	--	--	79	79	--	76	--	76

Current liabilities
Bank overdraft	--	--	--	--	--	--	--	--	--
Long-term debt	--	--	--	810	810	--	803	--	803
Finance lease obligation	--	--	--	130	130	--	128	--	128
Trade payables	--	--	--	3,250	3,250	--	--	--	--

	A financial
	asset or
	financial
	liability
	at fair value				Financial
	through	Held-to-	Available-		liabilities
	profit	maturity	for‑sale	Loans and	measured at
12/31/2017	or loss	investments	investments	receivables	amortized cost	Fair Value	Level
Assets

Non-current assets
Equity securities	--	--	5	--	--	5	Level 3
Derivative financial instruments	352	--	--	--	--	352	Level 2
Current assets
Bond funds	--	--	14,044	--	--	14,044	Level 1
Cash and cash equivalents	--	--	--	7,569	--	7,569	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	16,242	15,119	Level 2
Finance lease obligation	--	--	--	--	171	163	Level 2
Current liabilities
Bank overdraft	--	--	--	--	58	58
Long-term debt	--	--	--	--	796	787	Level 2
Finance lease obligation	--	--	--	--	308	310	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Financial result

	Three months ended September 30,
	2018	2017
	(€ in thousands)
Interest expense	(1,086)	(41)
Finance lease obligations	(20)	(22)
Long-term debt	(238)	(11)
Expense from revaluation of derivative financial instruments	(805)	--
Other	(23)	(8)
Interest income	44	5
Income from bond funds	34	2
Other	10	3
Financial result	(1,042)	(36)

	Nine months ended September 30,
	2018	2017
	(€ in thousands)
Interest expense	(962)	(90)
Finance lease obligations	(79)	(39)
Long-term debt	(705)	(40)
Expense from revaluation of derivative financial instruments	(89)	--
Other	(89)	(11)
Interest income	60	12
Income from bond funds	48	9
Other	12	3
Financial result	(902)	(78)

9. Correction of errors

During the preparation of the consolidated interim financial statements for the three-month and nine-month periods ended September 30, 2018, the Company became aware that the margin within certain intra-group transactions has not been properly eliminated in the consolidation process, resulting in misstatement of cost of sales in its consolidated financial statements since the first quarter in fiscal year 2017. These errors have been corrected by restating each of the affected financial statement line items for prior periods. The Company has evaluated the effect of these errors, both qualitatively and quantitatively, and concluded that the corrections did not have a material impact on, nor require amendment of, any previously filed financial statements. The following tables summarize the impacts on the Company’s consolidated financial statements.

Consolidated statement of financial position

March 31, 2017	Impact of correction of error
	As previously
	reported	Adjustments	As corrected
	(€ in thousands)

Current assets	33,601	(65)	33,536
Inventories	9,475	(65)	9,410
Non-current assets	28,003	—	28,003
Property, plant and equipment	26,872	—	26,872

Total assets	61,604	(65)	61,539

Equity	49,120	(65)	49,055
Accumulated deficit	(31,400)	(65)	(31,465)

Total equity and liabilities	61,604	(65)	61,539

June 30, 2017	Impact of correction of error
	As previously
	reported	Adjustments	As corrected
	(€ in thousands)

Current assets	30,937	(121)	30,816
Inventories	9,507	(121)	9,386
Non-current assets	28,300	—	28,300
Property, plant and equipment	27,010	—	27,010

Total assets	59,237	(121)	59,116

Equity	46,883	(121)	46,762
Accumulated deficit	(34,067)	(121)	(34,188)

Total equity and liabilities	59,237	(121)	59,116

September 30, 2017	Impact of correction of error
	As previously
	reported	Adjustments	As corrected
	(€ in thousands)

Current assets	29,840	(187)	29,653
Inventories	9,391	(187)	9,204
Non-current assets	28,990	—	28,990
Property, plant and equipment	27,617	—	27,617

Total assets	58,830	(187)	58,643

Equity	46,122	(187)	45,935
Accumulated deficit	(35,022)	(187)	(35,209)

Total equity and liabilities	58,830	(187)	58,643

December 31, 2017	Impact of correction of error
	As previously
	reported	Adjustments	As corrected
	(€ in thousands)

Current assets	37,774	(280)	37,494
Inventories	9,539	(280)	9,259
Non-current assets	29,257	251	29,508
Property, plant and equipment	27,698	251	27,949

Total assets	67,031	(29)	67,002

Equity	43,918	(29)	43,889
Accumulated deficit	(37,480)	(29)	(37,509)

Total equity and liabilities	67,031	(29)	67,002

March 31, 2018	Impact of correction of error
	As previously
	reported	Adjustments	As corrected
	(€ in thousands)

Current assets	38,347	(417)	37,930
Inventories	11,309	(417)	10,892
Non-current assets	29,360	254	29,614
Property, plant and equipment	26,792	254	27,046

Total assets	67,707	(163)	67,544

Equity	42,223	(163)	42,060
Accumulated deficit	(39,219)	(163)	(39,382)

Total equity and liabilities	67,707	(163)	67,544

June 30, 2018	Impact of correction of error
	As previously
	reported	Adjustments	As corrected
	(€ in thousands)

Current assets	35,781	(623)	35,158
Inventories	13,116	(623)	12,493
Non-current assets	29,056	257	29,313
Property, plant and equipment	26,550	257	26,807

Total assets	64,837	(366)	64,471

Equity	39,633	(366)	39,267
Accumulated deficit	(41,958)	(366)	(42,324)

Total equity and liabilities	64,837	(366)	64,471

Consolidated statement of comprehensive loss

	Impact of correction of error
	three months ended March 31, 2017
	As previously
	reported	Adjustments	As corrected
	(€ in thousands except share and share data)

Cost of sales	(2,949)	(65)	(3,014)
Gross profit	1,581	(65)	1,516
Operating loss	(2,388)	(65)	(2,453)
Net loss	(2,431)	(65)	(2,496)
Total comprehensive loss	(2,416)	(65)	(2,481)

Loss attributable to owners of the company	(2,429)	(65)	(2,494)
Total comprehensive loss attributable to owners of the company	(2,414)	(65)	(2,479)

Loss per share - basic/ diluted (EUR)	(0.65)	(0.02)	(0.67)

	Impact of correction of error			Impact of correction of error
	three months ended June 30, 2017			six months ended June 30, 2017
	As previously			As previously
	reported	Adjustments	As corrected	reported	Adjustments	As corrected
	(€ in thousands except share and share data)			(€ in thousands except share and share data)

Cost of sales	(3,043)	(56)	(3,099)	(5,992)	(121)	(6,113)
Gross profit	2,110	(56)	2,054	3,691	(121)	3,570
Operating loss	(2,675)	(56)	(2,731)	(5,063)	(121)	(5,184)
Net loss	(2,674)	(56)	(2,730)	(5,105)	(121)	(5,226)
Total comprehensive loss	(2,359)	(56)	(2,415)	(4,775)	(121)	(4,896)

Loss attributable to owners of the company	(2,667)	(56)	(2,723)	(5,096)	(121)	(5,217)
Total comprehensive loss attributable to owners of the company	(2,352)	(56)	(2,408)	(4,766)	(121)	(4,887)

Loss per share - basic/ diluted (EUR)	(0.72)	(0.01)	(0.73)	(1.37)	(0.03)	(1.40)

	Impact of correction of error			Impact of correction of error
	three months ended September 30, 2017			nine months ended September 30, 2017
	As previously			As previously
	reported	Adjustments	As corrected	reported	Adjustments	As corrected
	(€ in thousands except share and share data)			(€ in thousands except share and share data)

Cost of sales	(4,170)	(66)	(4,236)	(10,162)	(187)	(10,349)
Gross profit	3,217	(66)	3,151	6,908	(187)	6,721
Operating loss	(924)	(66)	(990)	(5,987)	(187)	(6,174)
Net loss	(960)	(66)	(1,026)	(6,065)	(187)	(6,252)
Total comprehensive loss	(893)	(66)	(959)	(5,668)	(187)	(5,855)

Loss attributable to:
Loss attributable to owners of the company	(955)	(66)	(1,021)	(6,051)	(187)	(6,238)
Total comprehensive loss attributable to owners of the company	(888)	(66)	(954)	(5,654)	(187)	(5,841)

Loss per share - basic/ diluted (EUR)	(0.26)	(0.01)	(0.27)	(1.63)	(0.05)	(1.68)

	Impact of correction of error			Impact of correction of error
	three months ended December 31, 2017			year ended December 31, 2017
	As previously			As previously
	reported	Adjustments	As corrected	reported	Adjustments	As corrected
	(€ in thousands except share and share data)			(€ in thousands except share and share data)

Cost of sales	(3,662)	158	(3,504)	(13,824)	(29)	(13,853)
Gross profit	2,446	158	2,604	9,354	(29)	9,325
Operating loss	(2,633)	158	(2,475)	(8,620)	(29)	(8,649)
Net loss	(2,460)	158	(2,302)	(8,525)	(29)	(8,554)
Total comprehensive loss	(2,352)	158	(2,194)	(8,020)	(29)	(8,049)

Loss attributable to owners of the company	(2,458)	158	(2,300)	(8,509)	(29)	(8,538)
Total comprehensive loss attributable to owners of the company	(2,350)	158	(2,192)	(8,004)	(29)	(8,033)

Loss per share - basic/ diluted (EUR)	(0.66)	0.04	(0.62)	(2.29)	(0.01)	(2.30)

	Impact of correction of error
	three months ended March 31, 2018
	As previously
	reported	Adjustments	As corrected
	(€ in thousands except share and share data)

Cost of sales	(2,785)	(134)	(2,919)
Gross profit	2,267	(134)	2,133
Operating loss	(2,254)	(134)	(2,388)
Net loss	(1,582)	(134)	(1,716)
Total comprehensive loss	(1,661)	(134)	(1,795)

Loss attributable to owners of the company	(1,576)	(134)	(1,710)
Total comprehensive loss attributable to owners of the company	(1,655)	(134)	(1,789)

Loss per share - basic/ diluted (EUR)	(0.42)	(0.04)	(0.46)

	Impact of correction of error			Impact of correction of error
	three months ended June 30, 2018			six months ended June 30, 2018
	As previously			As previously
	reported	Adjustments	As corrected	reported	Adjustments	As corrected
	(€ in thousands except share and share data)			(€ in thousands except share and share data)

Cost of sales	(3,209)	(201)	(3,410)	(5,994)	(337)	(6,331)
Gross profit	2,053	(201)	1,852	4,320	(337)	3,983
Operating loss	(2,203)	(201)	(2,404)	(4,457)	(337)	(4,794)
Net loss	(2,748)	(201)	(2,949)	(4,330)	(337)	(4,667)
Total comprehensive loss	(2,760)	(201)	(2,961)	(4,421)	(337)	(4,758)

Loss attributable to owners of the company	(2,739)	(201)	(2,940)	(4,315)	(337)	(4,652)
Total comprehensive loss attributable to owners of the company	(2,751)	(201)	(2,952)	(4,406)	(337)	(4,743)

Loss per share - basic/ diluted (EUR)	(0.74)	(0.05)	(0.79)	(1.16)	(0.09)	(1.25)

Segment reporting

	Impact of correction of error three months ended March 31, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,693	2,837	—	—	1,693	2,837

Gross profit	353	1,228	12	(77)	365	1,151
Gross profit in %	20.9%	43.3%			21.6%	40.6%

	Impact of correction of error three months ended June 30, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	2,542	2,611	—	—	2,542	2,611

Gross profit	925	1,185	22	(78)	947	1,107
Gross profit in %	36.4%	45.4%			37.3%	42.4%

	Impact of correction of error six months ended June 30, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	4,235	5,448	—	—	4,235	5,448

Gross profit	1,278	2,413	34	(155)	1,312	2,258
Gross profit in %	30.2%	44.3%			31.0%	41.4%

	Impact of correction of error three months ended September 30, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	4,153	3,234	—	—	4,153	3,234

Gross profit	1,584	1,633	33	(99)	1,617	1,534
Gross profit in %	38.1%	50.5%			38.9%	47.4%

	Impact of correction of error nine months ended September 30, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	8,388	8,682	—	—	8,388	8,682

Gross profit	2,862	4,046	67	(254)	2,929	3,792
Gross profit in %	34.1%	46.6%			34.9%	43.7%

	Impact of correction of error three months ended December 31, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,146	2,962	—	—	3,146	2,962

Gross profit	1,059	1,387	270	(112)	1,329	1,275
Gross profit in %	33.7%	46.8%			42.2%	43.0%

	Impact of correction of error year ended December 31, 2017
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	11,534	11,644	—	—	11,534	11,644

Gross profit	3,921	5,433	337	(366)	4,258	5,067
Gross profit in %	34.0%	46.7%			36.9%	43.5%

	Impact of correction of error three months ended March 31, 2018
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,375	3,677	—	—	1,375	3,677

Gross profit	429	1,838	(48)	(86)	381	1,752
Gross profit in %	31.2%	50.0%			27.7%	47.6%

	Impact of correction of error three months ended June 30, 2018
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,883	3,379	—	—	1,883	3,379

Gross profit	561	1,492	(87)	(114)	474	1,378
Gross profit in %	29.8%	44.2%			25.2%	40.8%

	Impact of correction of error six months ended June 30, 2018
	As previously
	reported		Adjustments		As corrected
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,258	7,056	—	—	3,258	7,056

Gross profit	990	3,330	(136)	(201)	854	3,129
Gross profit in %	30.4%	47.2%			26.2%	44.3%

There is no impact on the Company’s operating, investing or financing cash flows for the 9-months period ended September 30, 2017.

10. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2018		2017 (1)
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,744	3,377	4,153	3,234

Gross profit	1,197	1,114	1,617	1,534
Gross profit in %	32.0%	33.0%	38.9%	47.4%

	Nine months ended September 30,
	2018		2017 (1)
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	7,002	10,433	8,388	8,682

Gross profit	2,051	4,243	2,929	3,792
Gross profit in %	29.3%	40.7%	34.9%	43.7%

(1) Comparative figures for the 3-month and 9-month periods ended September 30, 2017 were restated for immaterial errors. For further information, see Notes 1 and 9 of the interim consolidated financial statements.

11. Revenues

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(€ in thousands)		(€ in thousands)
EMEA	2,935	5,660	9,757	12,053
Germany	1,546	1,202	4,284	4,656
France	397	1,077	2,146	2,105
Sweden	46	1,167	209	1,367
Others	946	2,214	3,118	3,925
Asia Pacific	2,269	653	3,486	1,933
Indonesia	1,758	32	1,784	91
China	132	204	460	1,137
South Korea	361	400	667	656
Others	18	17	575	49
Americas	1,917	1,074	4,192	3,084
United States	1,871	911	4,125	2,742
Others	46	163	67	342
Total	7,121	7,387	17,435	17,070

12. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

13. Subsequent events

On October 17, 2018, voxeljet issued 972,000 ordinary shares, equivalent to 4,860,000 American Depository Shares (“ADS”), at an offering price of USD 2.57 per ADS (the “Public Offering Price”). The Company received net proceeds of approximately EUR 9.2 million. Members of our management board, who are also significant shareholders, purchased an aggregate number of 233,462 ADSs in this offering at the Public Offering Price.

On November 8, 2018, voxeljet closed the over-allotment transaction in which it issued additional 144,000 ordinary shares, equivalent to 720,000 ADSs, upon the exercise of the over-allotment option exercised by the underwriter on November 1, 2018. The Company received net proceeds of approximately EUR 1.4 million.